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SECURITIES AND EXCHANGE COMMISSION

03013488

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Joseph & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor

(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski 212-218-3748

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/now known as Eisner LLP

(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 0 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Louise Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph & Co. Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 20 06

Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of MLGA Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morgan Joseph & Co. Inc.
New York, New York

We have audited the accompanying statement of financial condition of Morgan Joseph & Co. Inc. (the "Company") (a wholly owned subsidiary of MLGA Holdings Inc.) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph & Co. Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner + Company, LLP

New York, New York
February 14, 2003

MORGAN JOSEPH & CO. INC.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 2,247,838
Due from broker	599,222
Accounts receivable	635,000
Security deposit	33,365
Other assets	22,486
	$ 3,537,911
LIABILITIES	
Payable to Parent	$ 646,154
Deferred revenue	237,500
Accounts payable and accrued expenses	83,755
	967,409
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	1,846,663
Retained earnings	723,739
Total stockholder's equity	2,570,502
	$ 3,537,911

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of MLGA Holdings Inc. ("Holdings" or the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was formerly known as Morgan Lewis Githens & Ahn, Inc. The Company provides investment banking services and financial advisory and capital-raising services, principally related to merger and acquisition and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(a)(ii), from SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance or customer agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds held at major financial institutions.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered. Commission income and related expenses are recorded on the financial statements on a trade-date basis.

The December 31, 2001 retained earnings balance was adjusted to reflect $50,000 in investment banking fees in the proper period.

[3] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company. Payable to the Parent includes $607,481 for taxes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no deferred taxes at December 31, 2002.

During the year, the Company utilized approximately $19,000 of net operating loss carryforwards. As of December 31, 2002, the Company has net operating loss carryforwards of approximately $124,000 which will expire from 2012 through 2021. As a result of the ownership change in 2001, use of the Company's portion of the net operating loss carryforwards at November 2001, is limited in accordance with Section 382 of the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - LEASES COMMITMENTS

The Company has a noncancellable lease for office space which expires in 2007. The annual minimum lease payment is $254,000, and in addition, the Company is also charged escalation costs. The Company has subleased this space to an affiliated entity under the same terms stated in the lease agreement. The total rental cost for the year ended December 31, 2002 was approximately $297,000, all of which was borne by the affiliated entity.

NOTE D - RELATED PARTY TRANSACTIONS

The Company also entered into a Service Agreement (the "Agreement") made as of November 27, 2001, and amended on December 17, 2002, by and between its parent company. According to the Agreement, Holdings provides all of the professional and administrative staff, facilities and services necessary and appropriate for the conduct of the Company's business and operation in exchange for a monthly payment by the Company equal to 95% of the Net Advisory Revenue plus 95% of Net Trading Income of the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2002, the Company had net capital of $1,863,000 or $1,763,000 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

NOTE F - SUBSEQUENT EVENT

In January 2003, the Company obtained a $5 million revolving credit facility from an entity affiliated with its prime broker. The facility expires in January 2004 and amounts borrowed will bear interest at a variable rate based on the federal funds rate.